File No. 82-3929

FANCAMP EXPLORATION LTD.



QUARTERLY REPORT

FOR THE SIX MONTH PERIOD ENDED JANUARY 31, 2003

Prepared By Management
March 27, 2003

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the nine months ended January 31, 2003
(Unaudited - prepared by management)

Contents

FANCAMP EXPLORATION LTD.

BALANCE SHEET

(Unaudited - Prepared by Management)

January 31, 2003

	January 31 2003	April 30 2002
Assets		
Current		
Cash and Marketable Securities	**47,660**	13,041
Accounts Receivable	**154,863**	9,939
Accrued Mining Duty Refunds	**1,862**	1,862
Prepaid Expenses	**0**	1,367
Total Current Assets	**204,385**	26,209
Investment - South African Minerals Corporation	**142**	141
Incorporation Costs	**1,100**	1,100
Mineral Properties	**312,443**	263,906
Total Assets	**$518,071**	**$291,356**
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	**52,107**	32,007
Long-term		
Botswana Exploration Obligations	**693,900**	693,900
Deferred Quebec Mining Duties	**126,755**	126,755
Total Liabilities	**872,763**	**852,662**
Shareholders' Equity		
Capital	**5,982,584**	5,702,584
Deficit	**(6,337,276)**	(6,263,890)
Total Shareholders' Equity	**(354,692)**	(561,306)
Total Liabilities and Shareholders' Equity	**$518,071**	**$291,356**

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

For the nine months ended January 31, 2003

	Three Months Ended January 31 2003	Nine Months Ended January 31 2003	Three Months Ended January 31 2002	Nine Months Ended January 31 2002
Revenue				
Interest Income	0	1	70	70
Operator Fee Income	0	0	0	0
Total Revenue	$0	$1	$70	$70
Expenses				
Bank and Interest Charges	59	360	20,206	22,581
Geological Fees	7,500	22,500	10,000	25,000
Legal and Accounting	377	10,988	212	(288)
New Project Examinations	0	0	0	0
Office and General	7,439	26,556	9,005	26,870
Transfer Agent and Listing Fees	1,832	12,985	4,532	14,082
Travel and Promotion	0	0	0	1,425
Total Expenses	17,206	73,389	43,955	89,669
Net Profit(Loss) from Operations	($17,206)	($73,388)	($43,885)	($89,599)
Gain (Loss) on Investments	0	0	0	406
Mineral Properties Written Off	0	0	5,206	5,206
Net Profit(Loss)	($17,206)	($73,388)	($49,091)	($94,400)
Deficit, Beginning of Period	6,320,070	6,263,888	6,228,138	6,182,829
Deficit, End of Period	6,337,276	6,337,276	6,277,229	6,277,229
Profit(Loss) Per Share	(0.001)	(0.005)	(0.005)	(0.009)

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the nine months ended January 31, 2003

	Three Months Ended January 31 2003	Nine Months Ended January 31 2003	Three Months Ended January 31 2002	Nine Months Ended January 31 2002
Operating Activities				
Profit(Loss) for the Period	**(17,206)**	(73,388)	(49,091)	(94,400)
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	**(133,750)**	**(123,458)**	43,507	81,117
Total Operating Activities	**(150,956)**	**(196,846)**	**(5,584)**	**(13,283)**
Financing Activities				
Share Subscriptions Received	**0**	0	7,800	7,800
Private Placement - common shares	**0**	80,000	0	0
Private Placement - Flow-through common shares	**200,000**	200,000	100,000	100,000
Property Acquisition	**0**	0	10,000	10,000
Exercise of Options	**0**	0	0	3,000
Total Financing Activities	**200,000**	**280,000**	**117,800**	**120,800**
Investing Activities				
Bearn	(88)	(88)	0	0
Brock River	(300)	(7,679)	0	0
Browns Mountain	0	0	(3,239)	(3,239)
Dileo Lake	0	0	(286)	(286)
Gamache	**0**	0	0	(198)
Longue Pointe	**(23,768)**	(23,768)	0	0
Manic 3	**(88)**	(88)	(13,857)	(13,857)
Otish Mountains	**0**	0	(2,000)	(2,000)
Rasles	**0**	0	0	(110)
Sept-Isles - Mechant	**(44)**	4,756	0	(488)
St. George	**(5,185)**	(21,670)	(42,718)	(37,618)
Troilus			(286)	(286)
Total Investing Activities	**(29,473)**	**(48,537)**	**(62,386)**	**(58,082)**
Change in Cash during the Period	**19,571**	**34,617**	49,830	49,435
Cash at Beginning of Period	**28,090**	13,041	174	567
Cash at End of Period	**$47,660**	**$47,660**	**$50,002**	**$50,002**

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the three months ended January 31, 2003

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2003 Net Costs For Period	2002 Net Costs For Period
Bearn		88		**88**	0
Browns Mountain					3,239
Dileo Lake					286
Longue Pointe		23,768		**23,768**	
Manic 3		88		**88**	13,857
Sept-Iles - Mechant		44		**44**	0
St. George		5,185		**5,185**	0
Otish Mountains					2,000
Brock River		300		**300**	42,718
Rasles		0		**0**	0
Troilus					286
Total	0	29,473	0	**29,473**	62,386
Cumulative Mineral Property Costs Deferred, Beginning of Period				**282,970**	297,060
Cumulative Mineral Property Costs Deferred, End of Period				**$312,443**	**$359,446**

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the six months ended January 31, 2003

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2002 Net Costs For Period	2002 Net Costs For Period
Bearn		88			
Browns Mountain					3,239
Dileo Lake					286
Gamache					198
Longue Pointe		23,768			
Manic 3		88			13,857
Sept-Iles - Mechant		244			488
St. George		21,670	(5,000)		37,618
Otish Mountains					2,000
Brock River	500	7,179			
Rasles					110
Troilus					286
Total	500	53,037	(5,000)	**48,537**	58,082
				263,906	301,364
				$312,443	**$359,446**

1. Continuing Operations

The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit calculated at 12% of qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years.

Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. Stock Based Compensation

No compensation expense is recognized when management incentive stock options are granted. the consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. Loss Per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. Share capital

Authorized: 50,000,000 common shares with no par value

Issued:

	2002-2003		2001-2002	
	Number	Amount	Number	Amount
Balance, beginning of year	12,617,981	$5,702,584	9,255,822	$5,301,160
Exercise of Warrants	0	0	448,000	44,800
Options Exercised	0	0	30,000	3,000
Flow Through Private Placement	2,000,000	200,000	1,300,000	130,000
Private Placement	1,200,000	80,000	0	0
Settlement of Debt	0	0	1,484,159	213,624
Mineral Property Acquisition	0	0	100,000	10,000
Balance, end of period	15,817,981	$5,982,584	12,617,981	$5,702,584

During the quarter, the Company completed a Private Placement of 2,000,000 flow-through common shares, at a price of $0.10 per share, with warrants attached to purchase up to a further 2,000,000 flow-through common shares, at a price of $0.125, exercisable on or before December 18, 2004.

In the second quarter the Company completed a Private Placement of 1,000,000 common shares, at a price of $0.06 per share.

In the first quarter the Company completed a Private Placement of 200,000 common shares, at a price of $0.15, with warrants attached.

In addition to the warrants mentioned above, the Company also has warrants outstanding for the purchase of up to 1,000,000 flow-through shares, at a price of $0.125 per share, exercisable up to and including November 2, 2003; warrants to purchase up to 300,000 flow-through shares, at a price of $0.125 per share, exercisable up to and including March 13, 2004; and warrants to purchase up to 200,000 common shares, at a price of $0.15 per share, exercisable up to and including June 3, 2004.

7. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
75,000	$0.10	Feb. 15/00	Feb. 14/05
411,500	$0.12	May 1/00	Apr. 30/05
125,000	$0.10	Aug. 1/01	Jul. 31/06
290,000	$0.10	Aug. 31/01	Aug. 30/06
145,000	$0.10	Jan. 25/02	Jan. 24/07
1,046,500			

During the period, no options were granted, re-priced, cancelled, expired or exercised.

8. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 6 months ended October 31, 2002
Professional geological fees paid to a director	$39,213
Administration fees paid to directors (2)	$16,650

FANCAMP EXPLORATION LTD.

SCHEDULE "B" SUPPLEMENTARY INFORMATION

1. **Analysis Of Expenses And Deferred Costs**

   See "Schedule Of Mineral Property Costs Deferred for the three and nine month periods ended January, 31, 2003 attached hereto as part of Schedule "A".

2. **Related Party Transactions**

   See Note 8 of Financial Statements for the nine months ended January 31, 2003, attached hereto as part of Schedule "A".

3. **Summary Of Securities Issued And Options Granted During The Period**

   See Note 6 of Financial Statements for the three and nine month periods ended January 31, 2003, attached hereto as part of Schedule "A".

4. **Summary Of Securities As At The End Of The Reporting Period**

   See Note 6 of Financial Statements for the three and nine month periods ended January 31, 2003, attached hereto as part of Schedule "A".

FANCAMP EXPLORATION LTD.

SCHEDULE "C" MANAGEMENT DISCUSSION

Geophysical surveys have been carried out over the Company's optioned Longue Pointe de Mingan titanium prospect, and diamond drill follow-up is planned. Fancamp has the option to earn a 50% interest in the property from Sheridan Platinum Group Ltd. by spending $500,000 on exploration over two years.

Ressources Appalaches Inc. of Rimouski plans to spend $262,800 on exploration on the Company's Lac Mechant NiCuCo prospect, 40 km NE of Sept Iles on Quebec's North Shore. Work is scheduled to begin in June, 2003.

The Company is maintaining its properties in the Clarence Stream area of southwestern New Brunswick, pending developments.

Directors and Officers

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Micheal Sayer	Director
Taylor Cahill	Director

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172